Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 10 DATED JANUARY 25, 2011

TO THE PROSPECTUS DATED SEPTEMBER 14, 2010

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated September 14, 2010 (the “Prospectus”), as supplemented by Supplement No. 5 dated December 1, 2010, Supplement No. 6, dated December 22, 2010, Supplement No. 8, dated December 30, 2010, and Supplement No. 9, dated January 5, 2011. This Supplement supersedes and replaces Supplement No. 7, dated December 28, 2010, to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering.

B.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions.”

A. Status of Our Initial Public Offering

As of January 21, 2011, we had received gross proceeds of $176.9 million from the sale of 17.8 million of our common shares in our initial public offering, including $1.5 million from the sale of approximately 155,000 of our common shares through our distribution reinvestment plan. As of that date, based on our current allocation, 184.8 million shares remained available for sale pursuant to our initial public offering, including 52.5 million shares available for sale through our distribution reinvestment plan. We may continue to offer shares of our common stock until December 18, 2011, unless extended for up to an additional one year period. We reserve the right to terminate the offering at any time.

B. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions”

The following is inserted at the end of the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions” and supplements Section D of Supplement No. 5, dated December 1, 2010, and Section A of Supplement No. 9, dated January 5, 2011. The disclosure in Supplement No. 7, dated December 28, 2010, is hereby superseded:

Dallas Portfolio

On January 19, 2011, one of our wholly-owned subsidiaries acquired a 100% fee interest in two industrial buildings aggregating approximately 575,000 square feet on 36.2 acres located in the Pinnacle Industrial Center in Dallas, Texas (the “Dallas Portfolio”). In connection with this acquisition, an Agreement of Purchase and Sale was entered into by and between IIT Acquisitions LLC, our wholly-owned subsidiary, and Pinnacle Industrial Center Limited partnership. The Dallas Portfolio is currently 100% leased to three tenants under lease agreements with varying lease terms. The three tenants in the Dallas Portfolio, which each individually lease more than 10% of the rentable area of the Dallas Portfolio, are described as follows:

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Tree of Life, Inc., an organic food distributor, leases approximately 324,000 square feet, or approximately 56% of the property’s rentable area under a lease that expires in February 2018 with two, five-year renewal options. The annual base rent under the lease is currently approximately $0.9 million, or 52% of total annual base rental income, and is subject to a rent escalation of approximately 1% in January 2012 and 9% in January 2013.

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Stanpac USA, LLC, a supplier of packaging products for the dairy industry, leases approximately 151,000 square feet, or approximately 26% of the property’s rentable area under a lease that expires in October 2013 with no renewal options. The annual base rent under the lease is currently approximately $0.5 million, or 20% of total annual base rental income, and contains no additional rent escalations.

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Berlin Packaging, LLC, a supplier of rigid packaging products, leases approximately 100,000 square feet, or approximately 18% of the property’s rentable area under a lease that expires in February 2014 and contains one, five-year renewal option. The annual base rent under the lease is currently approximately $0.4 million, or 28% of total annual base rental income, and contains no additional rent escalations.

In general, the tenants will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs.

Our management currently believes that the Dallas Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Dallas Portfolio will be adequately covered by insurance. The aggregate cost of this acquisition (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total purchase price was $25.7 million, exclusive of transfer taxes, due diligence, and other closing costs. We estimate that the purchase price capitalization rate is approximately 7.2%. There are a number of comparable facilities in the vicinity of the Dallas Portfolio that may compete with this facility. Per the terms of the Advisory Agreement, we will pay an acquisition fee to the Advisor equal to 2.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering.

We believe that the Dallas/Fort Worth area is a major national distribution hub, with excellent highway access, strong rail lines and a major cargo airport. The Pinnacle Industrial Center is comprised of seven buildings on 196 acres and is located near Interstate 30 and the southeast intersection of Loop 12. This location benefits from access east and west to downtown Fort Worth, the Mid-cities, and Dallas, while several north/south freeways and streets connect Interstate 30 to Interstate 20 and major northern and southern suburbs.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Dallas Portfolio during each of the past two years ended December 31, 2009:

Year (1)	Weighted-Average Occupancy (2)	Average Effective Annual Gross Rent per Leased Square Foot (3)
2008	100%	$2.54
2009	100%	$2.75

(1)	The Dallas Portfolio buildings were built and completed during 2007 and 2008. As such, no historical data is available prior to 2008.
(2)	The Dallas Portfolio buildings were fully occupied once the buildings were completed during 2008.
(3)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

Tampa Building

On January 19, 2011, one of our wholly-owned subsidiaries acquired a 100% fee interest in one industrial building that is approximately 147,000 square feet on 8.9 acres located in the Madison Business Center in Tampa, Florida (the “Tampa Building”). In connection with this acquisition, an Agreement of Purchase and Sale was entered into by and between IIT Acquisitions LLC, our wholly-owned subsidiary, and Industrial Developments International, Inc. The Tampa Building is currently 100% leased to American Tire Distributors, Inc. under a lease that expires in April 2019.

The annual base rent under the lease is currently approximately $0.8 million and is subject to rent escalations of approximately 4.0% every other year, beginning in January 2011 and approximately 2.0% every other year, beginning in January 2012. The tenant has two options to extend the lease for a period of five years each. The Tampa Building serves as a distribution center for American Tire Distributors, Inc. an independent tire wholesaler.

In general, the tenant will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs.

Our management currently believes that the Tampa Building is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Tampa Building will be adequately covered by insurance. The aggregate cost of this acquisition (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total purchase price was $10.7 million, exclusive of transfer taxes, due diligence, and other closing costs. We estimate that the purchase price capitalization rate is approximately 8.2%. There are a number of comparable facilities in the vicinity of the Tampa Building that may compete with this facility. Per the terms of the Advisory Agreement, we will pay an acquisition fee to the Advisor equal to 2.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering.

We believe that the Port of Tampa area is a major international port that serves as a gateway to fast-growing Central and South American markets and has significant geographic and physical barriers to entry including land costs. The Tampa Building is located in the primary industrial corridor for the Tampa Bay market in the southeastern portion of Hillsborough County, just east of US Highway 41. In addition to its proximity to US Highway 41 and Interstate 75, the Tampa Building is near downtown Tampa Bay and the Tampa Bay airport.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Tampa Building during the year ended December 31, 2009:

Year (1)	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2009	100%	$5.40

(1)	The Tampa Building was built and completed during 2008. As such, no historical data is available prior to 2009.
(2)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

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